For Release: April 24, 2003

WPS RESOURCES CORPORATION
ANNOUNCES A 16% INCREASE IN BASIC EARNINGS PER SHARE
FOR FIRST QUARTER OF 2003

Green Bay, WI – WPS Resources Corporation's (NYSE: WPS) consolidated income available for common shareholders increased to $33.0 million for the quarter ended March 31, 2003 compared with $28.1 million for the same period in 2002. Basic earnings per share of WPS Resources' common stock were $1.03 for the three months ended March 31, 2003 compared with $0.89 for the three months ended March 31, 2002. The results include the positive cumulative effect of required changes in accounting principles at January 1, 2003 which added $3.2 million, net of tax, or $0.10 basic earnings per share, in the first quarter of 2003. Basic earnings per share before the cumulative effect of changes in accounting principles were $0.93 in the first quarter of 2003 compared with $0.89 in the first quarter of 2002.

"Improved gas and electric margins at WPS Energy Services combined with the required accounting changes contributed to increased consolidated earnings at WPS Resources in the first quarter of 2003," stated Larry Weyers, WPS Resources' Chairman, President, and CEO. "Utility earnings in the first quarter 2003 of $24.8 million were down $0.9 million from utility earnings of $25.7 million in the first quarter 2002. Our gas utility segment experienced a 12% increase in earnings largely due to weather that was 16% colder in the first quarter of 2003 than in the first quarter of 2002. Higher utility operating expenses without the anticipated Wisconsin retail electric rate relief at Wisconsin Public Service, however, had a negative impact on electric utility earnings. The Public Service Commission of Wisconsin approved a 3.5% increase in Wisconsin retail electric rates effective March 21, 2003. We had requested an 8.3% increase in Wisconsin electric retail rates and anticipated a January 1, 2003 effective date. In addition,

WPS Power Development experienced a net loss primarily due to reduced margins at the Sunbury generation plant."

First Quarter Results

Segment net income and revenue for the first quarter are shown in the following table.

WPS Resources' Income Available for Common Shareholders and
Revenue for the Quarters Ended March 31, 2003 and March 31, 2002

Segment	Income Available for Common Shareholders		Revenue	
	2003 (in millions)	2002 (in millions)	2003 (in millions)	2002 (in millions)
Electric Utility	$12.1	$14.4	$ 201.4	$177.2
Gas Utility	12.7	11.3	173.6	107.8
WPS Energy Services	12.1	4.6	884.0	92.5
WPS Power Development	(2.5)	(0.4)	44.8	26.6
Holding Company and Other	(1.8)	(1.8)	0.3	0.3
Intersegment Eliminations	0.4	-	(20.8)	(7.3)
Total WPS Resources	$33.0	$28.1	$1,283.3	$397.1

WPS Resources' Electric Utility segment includes the regulated electric utility operations of two wholly-owned subsidiaries, Wisconsin Public Service and Upper Peninsula Power Company. The Gas Utility segment consists of the natural gas utility operations at Wisconsin Public Service. Nonregulated segments include WPS Energy Services, a diversified energy supply and services company, and WPS Power Development, an electric generation asset development company. The Holding Company and Other segment includes the operations of the WPS Resources holding company and the nonutility activities at Wisconsin Public Service and Upper Peninsula Power.

Revenues

As required, on January 1, 2003, WPS Energy Services adopted Emerging Issues Task Force Issue No. 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." Upon adoption, Issue 02-03 requires revenues related to derivative instruments classified as trading to be reported net of related cost of sales for all periods presented. Prior to January 1, 2003, WPS Energy Services classified all its activities as trading in accordance with the accounting standards in effect at that time. Consistent with the new accounting standards under Issue 02-03, effective January 1, 2003, WPS Energy Services classifies as trading activities only those transactions that at inception are intended to be settled in the near term. As a result of the change in the definition of trading, a larger portion of WPS Energy Services' business activities were classified as trading in 2002 than in 2003. Previously reported trading revenues related to derivatives for 2002 have been reclassified using net reporting while the majority of 2003 revenues continue to be reported on a gross basis. Thus, the revenues and cost of sales for more activities are reported on a gross basis, rather than a net basis, in 2003 than in 2002, as reclassified. The retroactive reclassification to net revenues and cost of sales for 2002 trading activities resulted in a $274.2 million decrease to WPS Resources' previously reported first quarter 2002 consolidated nonregulated revenues and a corresponding $274.2 million decrease to previously reported first quarter 2002 nonregulated cost of fuel, gas, and purchased power. Neither margins nor net income for 2002 were impacted by the reclassification of revenue upon adoption of Issue 02-03.

Utility revenues increased due to sales volume growth and higher natural gas prices in the first quarter of 2003 than in the first quarter of 2002. WPS Energy Services' gas revenues also increased as the result of higher natural gas prices in the first quarter of 2003. In addition, sales volumes growth including the addition of a retail natural gas business in Canada and sales from Quest Energy, LLC, which was consolidated with WPS Energy Services beginning in December 2002, contributed to higher revenues at WPS Energy Services in the first quarter of 2003. Although the retail natural gas business in Canada has contributed significantly to WPS Energy Services' revenues, its net income impact has been minimal due to the structure of the acquisition which lowers risk and net income potential in the early years.

Detail of WPS Resources' Earnings and Basic Earnings Per Share Changes
Between the Quarters Ended March 31, 2003 and March 31, 2002

	Dollar Impact In Millions (Before Tax)	Basic Earnings Per Share Impact (After Tax)
Increase in Consolidated Electric Utility Margin	$ 7.7	$0.14
Increase in Wisconsin Public Service's Gas Utility Margin	3.3	0.06
Increase in WPS Energy Services' Electric Margin	4.7	0.09
Increase in WPS Energy Services' Gas Margin	7.9	0.15
Decrease in WPS Power Development's Margin	(1.1)	(0.02)
Increase in Operating Expenses	(16.3)	(0.30)
Decrease in Miscellaneous Income	(4.3)	(0.08)
Cumulative Effect of Changes in Accounting Principles		0.10
Total Basic Earnings Per Share Impact		$0.14

<u>Margins</u>

The consolidated electric utility margin increased largely due to a 5% increase in overall electric utility sales volumes at Wisconsin Public Service. Sales to residential customers increased 9% and sales to commercial and industrial customers increased 4%. Increased purchased power and combustion turbine fuel costs due to both scheduled and unscheduled outages at Wisconsin Public Service's coal-fired generation plants partially offset the increased revenue from higher sales volumes. The consolidated electric utility margin also increased as a result of Upper Peninsula Power's 8.95% retail electric rate increase which became effective in December 2002.

Although the consolidated electric utility margin increased, electric utility segment earnings decreased primarily due to increased expenses and the delay in receiving additional Wisconsin retail electric rate relief at Wisconsin Public Service until late in the first quarter of 2003. The 3.5% increase in retail electric rates approved by the Public Service Commission of Wisconsin was not effective until March 21, 2003. Even with the new retail electric rates, Wisconsin Public Service's overall electric rates compare favorably with those of Wisconsin's other investor-owned utilities.

A 14% increase in overall natural gas throughput resulted in a higher gas utility margin at Wisconsin Public Service in the first quarter of 2003. Increased overall gas throughput volumes were largely the result of weather that was 16% colder in the first quarter of 2003 than in the same period in 2002, and 7% colder than normal. The Public Service Commission of Wisconsin ordered a 0.3% decrease in Wisconsin retail natural gas rates effective March 21, 2003.

WPS Energy Services' electric margin increased due to additional sales volumes as a result of Quest consolidating with WPS Energy Services beginning in December 2002. Improved market conditions in Maine in the first quarter of 2003 also contributed to WPS Energy Services' higher electric margin.   The higher gas margin at WPS Energy Services in the first quarter of 2003 was largely due to strong wholesale margins, the settlement of pending liabilities with several counterparties, and the acquisition of a Canadian retail gas business in November 2002.

WPS Power Development's margin decreased at its Sunbury generation plant largely due to decreased availability as a result of issues related to fuel quality and associated mechanical difficulties related to fuel delivery systems. Increased margins from the generation assets obtained in the CH Resources acquisition in the second quarter of 2002 partially offset the decreased margin at Sunbury.

Other Expenses and Income
Utility operating expenses increased $11.1 million primarily due to higher benefit costs including pension and medical costs, and increased payroll expenses. Operating expenses at WPS Energy Services increased $4.7 million largely due to costs associated with business expansion and increased bad debt expense. Operating expenses at WPS Power Development increased $0.6 million primarily due to costs associated with the generation assets obtained in the CH Resources acquisition in the second quarter of 2002. Operating expenses at the Sunbury plant decreased as the result of cost control measures implemented in the first quarter of 2003.

Miscellaneous income decreased primarily as the result of lower earnings on Wisconsin Public Service's nuclear decommissioning trust. Due to regulatory practices, a decrease in earnings on the trust assets is largely offset by decreased depreciation expense.

In the first quarter 2003, WPS Power Development recognized $1.9 million of pretax income (approximately $1.1 million after tax) related to the 2002 sale of a portion of its synthetic fuel operation. In the first quarter 2002, WPS Power Development recognized a $1.2 million pretax gain (approximately $0.7 million after tax) related to the 2001 sale of a portion of its synthetic fuel operation. Increased equity losses from the synthetic fuel operation as a result of increased production in the first quarter of 2003 partially offset this additional income.

Cumulative Effect of Changes in Accounting Principles

WPS Energy Services had been applying the accounting standards of Emerging Issues Task Force Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" since the first quarter of 2000. WPS Energy Services was defined as a trading company under Issue 98-10 and was required to mark all of its contracts to market. On October 25, 2002, the Emerging Issues Task Force rescinded Issue 98-10, thus precluding mark-to-market accounting for energy trading contracts entered into after that date that are not derivatives and required a cumulative change in accounting principle be recorded effective January 1, 2003, for all nonderivative contracts entered into on or prior to October 25, 2002. On January 1, 2003, WPS Energy Services recorded a positive after-tax cumulative effect of a change in accounting principle of about $3 million to net income to remove from its balance sheet the mark-to-market effects of those contracts entered into on or prior to October 25, 2002 that do not meet the definition of a derivative under Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The cumulative effect of adopting Statement No. 133 was partially offset in net income by associated changes in WPS Energy Services' margins, for a positive net after-tax impact of approximately $1 million in the first quarter of 2003.

2003 Earnings Forecast

In 2003, we are continuing to seek balanced utility and nonregulated growth. However, we are placing more emphasis on regulated growth, thereby reducing our exposure to the risks of the nonregulated markets. Our long-term earnings per share growth rate target is 6 to 8 percent on an average annualized basis, with fluctuations in any given year that may be above or below that targeted range. We believe this overall strategy will reduce the overall risk to investors and, combined with our growing dividend, provide very good returns to our shareholders. Our target for 2003 earnings per share is between $2.75 and $2.95 for 2003, but we may be at the lower end of the range given our delayed rate case order. Achieving our targeted range for 2003 earnings per share is dependent upon, among other things, the timely successful completion of our pending Federal Energy Regulatory Commission rate case, normal weather, availability of our generating units, a pick-up in the recovery of the economy, continued execution of our asset management strategy, improvement in the market price for energy, and successful execution of cost control initiatives.

Conference Call

An earnings conference call is scheduled for 3 p.m. central time on Thursday, April 24. Larry L. Weyers, WPS Resources' Chairman, President, and CEO, will discuss first quarter 2003 financial results. To access the call, which is open to the public, call 888-690-9634 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. LARRY WEYERS as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through May 8, 2003 by dialing 888-568-0874.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Although we believe we have been prudent in our plans and assumptions, there can be no assurance that indicated results will be realized. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated.

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. We recommend that you consult any further disclosures we make on related subjects in our 10-Q, 8-K, and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions which form the basis of forward-looking statements relevant to our business. These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- General economic, business, and regulatory conditions

- Legislative and regulatory initiatives regarding deregulation and restructuring of the utility industry which could affect costs and investment recovery
- State and federal rate regulation, including the inability to obtain necessary regulatory approvals
- Changes in generally accepted accounting principles
- Growth and competition and the extent and timing of new business development in the markets of subsidiary companies
- The performance of projects undertaken or acquired by subsidiary companies
- Business combinations among our competitors and customers
- Energy supply and demand
- Financial market conditions, including availability, terms, and use of capital
- Nuclear and environmental issues
- Weather and other natural phenomena
- Commodity price and interest rate risk
- Counterparty credit risk
- Federal and state tax policies
- Acts of terrorism or war

//END//

For additional information, see attached financials or contact:
Joseph P. O'Leary, Senior Vice President and Chief Financial Officer
WPS Resources Corporation
(920) 433-1463
        or
Donna M. Sheedy, Investor Relations Supervisor
WPS Resources Corporation
(920) 433-1857

WPS RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF INCOME	Three Months Ended March 31	
(Millions, except share amounts)	2003	2002
Nonregulated revenue	$921.4	$118.4
Utility revenue	361.9	278.7
Total revenues	1,283.3	397.1
Nonregulated cost of fuel, gas, and purchased power	880.9	94.6
Utility cost of fuel, gas, and purchased power	193.1	116.0
Operating and maintenance expense	121.5	105.2
Depreciation and decommissioning expense	25.3	26.1
Taxes other than income	10.8	10.1
Operating income	51.7	45.1
Miscellaneous income	1.4	5.7
Interest expense	(14.5)	(14.0)
Distributions - preferred securities of subsidiary trust	(0.9)	(0.9)
Minority interest	1.1	–
Other income (expense)	(12.9)	(9.2)
Income before taxes	38.8	35.9
Provision for income taxes	8.2	7.0
Net income before preferred dividends	30.6	28.9
Preferred stock dividends of subsidiary	0.8	0.8
Net income before cumulative effect of changes in accounting principles	29.8	28.1
Cumulative effect of changes in accounting principles, net of tax	3.2	–
Income available for common shareholders	$33.0	$28.1
Average shares of common stock	32.1	31.4
Earnings per share before cumulative effect of changes in accounting principles		
Basic	$0.93	$0.89
Diluted	$0.92	$0.89
Impact per share of cumulative effect of changes in accounting principles		
Basic	$0.10	–
Diluted	$0.10	–
Earnings per common share		
Basic	$1.03	$0.89
Diluted	$1.02	$0.89
Dividends per common share	$0.535	$0.525

WPS RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS	March 31	December 31
(Millions)	2003	2002
Assets		
Cash and cash equivalents	$96.7	$43.3
Restricted funds	4.1	4.2
Accounts receivable - net of reserves of $8.1 and $7.0, respectively	496.3	293.3
Accrued unbilled revenues	118.5	105.9
Inventories	62.2	118.1
Current portion of assets from risk management activities	394.9	406.6
Other current assets	66.8	72.3
Current assets	1,239.5	1,043.7
Property, plant, and equipment - net of reserves of $1,618.3 and $1,832.4, respectively	1,980.2	1,610.2
Regulatory assets	110.3	110.9
Long-term assets from risk management activities	108.0	135.3
Other	310.0	307.8
Total assets	$3,748.0	$3,207.9
Liabilities and Shareholders' Equity		
Short-term debt	$53.8	$29.8
Current portion of long-term debt	15.6	71.1
Accounts payable	656.8	452.0
Current portion of liabilities from risk management activities	392.8	443.8
Other current liabilities	67.8	53.7
Current liabilities	1,186.8	1,050.4
Long-term debt	814.9	824.4
Deferred income taxes	80.7	73.7
Deferred investment tax credits	18.9	19.3
Regulatory liabilities	102.3	49.7
Environmental remediation liabilities	40.2	40.2
Postretirement benefit obligations	52.3	51.8
Long-term liabilities from risk management activities	93.1	109.7
Asset retirement obligations	329.5	–
Other	117.1	104.8
Long-term liabilities	1,649.0	1,273.6
Company-obligated mandatorily redeemable trust preferred securities of subsidiary trust holding solely WPS Resources 7.00% subordinated debentures	50.0	50.0
Preferred stock of subsidiary with no mandatory redemption	51.1	51.1
Common stock equity	811.1	782.8
Total liabilities and shareholders' equity	$3,748.0	$3,207.9

WPS RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS	Three Months Ended March 31	
(Millions)	2003	2002
Operating Activities		
Net income before preferred dividends	**$30.6**	$28.9
Adjustments to reconcile net income cash provided by operating activities		
Depreciation and decommissioning	**25.3**	26.1
Amortization of nuclear fuel and other	**11.8**	9.9
Gain on nuclear decommissioning trust	**(0.1)**	(1.1)
Deferred income taxes and investment tax credit	**6.2**	2.3
Unrealized gains and losses on nonregulated energy contracts	**8.3**	9.0
Other	**2.1**	1.4
Changes in working capital		
Receivables	**(214.4)**	(2.3)
Inventories	**38.2**	41.4
Other current assets	**5.0**	4.4
Accounts payable	**204.6**	(15.5)
Other current liabilities	**5.3**	4.7
Net cash operating activities	**122.9**	109.2
Investing Activities		
Capital expenditures	**(28.7)**	(48.1)
Dividends received from equity method investment	**1.7**	1.7
Equity infusion to equity investment	**(3.6)**	(3.3)
Sale of property, plant, and equipment	**0.1**	0.2
Decommissioning funding	**(0.7)**	(0.7)
Other	**(0.8)**	(2.5)
Net cash investing activities	**(32.0)**	(52.7)
Financing Activities		
Short-term debt - net	**24.0**	(14.9)
Repayment of long-term debt and capital lease	**(65.4)**	(1.7)
Payment of dividends		
Preferred stock	**(0.8)**	(0.8)
Common stock	**(17.1)**	(16.5)
Issuance common stock	**7.5**	9.6
Purchase of common stock	**(0.8)**	(0.7)
Other	**15.1**	0.6
Net cash financing activities	**(37.5)**	(24.4)
Change in cash and cash equivalents	**53.4**	32.1
Cash and cash equivalents at beginning of period	**43.3**	43.9
Cash and cash equivalents at end of period	**$96.7**	$76.0